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FOR IMMEDIATE RELEASE        NASDAQ: CRME       TSX: COM

CARDIOME REPORTS FIRST QUARTER RESULTS

Vancouver, Canada, May 16, 2005 - Cardiome Pharma Corp. (NASDAQ-CRME, COM-TSX) reported today financial results for the first quarter ended March 31, 2005. Amounts, unless specified otherwise, are in Canadian dollars. At close of business on March 31, 2005, the exchange rate was CDN$1.00 = U.S. $0.8267.

Corporate Development

The following are significant events or milestones during the quarter ended March 31, 2005:

•
We reported additional ACT 1 clinical results covering three aspects of the clinical data that were not available previously: the time to conversion, the rate of relapse to AF, and the conversion rate in the atrial flutter sub- group.

•	We announced final results for the physician-sponsored “La Plata” clinical study for oxypurinol in CHF patients.

•	We announced final results for the physician-sponsored “EXOTIC-EF” clinical study for oxypurinol in CHF patients.

•	We completed a public offering of 9,775,000 common shares at a price of $7.21 (US$6.00) per share for total gross proceeds of $70,477,750 (US$58,650,000).

•	We appointed Dr. Charles Fisher as our Chief Medical officer and Executive Officer, Clinical Development and Regulatory Affairs.

Results of Operations
For the three months ended March 31, 2005 (“Q1-2005”), we recorded a net loss of $7.6 million ($0.18 per common share), compared to a net loss of $4.7 million ($0.13 per common share) for the three months ended March 31, 2004 in the preceding fiscal year (“Q1-2004”). These results of operations were in line with our expectation.

We expect losses to continue for at least two fiscal years as we advance RSD1235 (oral) and oxypurinol CHF into later stage development. These chronic treatment product candidates will require substantial funding in Phase II and Phase III clinical development. As such, we expect our operating expenses for these product candidates to be higher than the potential licensing or royalty revenue from RSD1235 (iv), should we successfully meet our collaborative milestones or obtain commercialization approval for RSD1235 (iv), in the next two fiscal years.

Revenues
Total revenue for Q1-2005 decreased to $4.6 million from $5.0 million for Q1-2004. The total revenue in Q1-2005 was comprised of $1.2 million for licensing fees and $3.4 million for research collaborative fees, as compared to $2.0 million for licensing fees and $3.0 million for research collaborative fees for Q1-2004, respectively.

Licensing fees represent the amortization of deferred revenue related to upfront payments and premium on equity investment from our collaborative partners. The decrease in licensing fees in Q1-2005, as compared to those in Q1-2004, was primarily due to the recognition of the remaining unamortized deferred revenue related to the upfront payment from our collaborative partner, UCB Farchim S.A, or UCB, in Q1-2004. The amortization of deferred revenue associated with the upfront payment and the premium on equity investment from Astellas was $1.2 million in

Q1-2005, as compared to $1.1 million in Q1-2004. The amortization of deferred revenue associated with the upfront payment from UCB was $Nil in Q1-2005, as compared to $0.9 million in Q1-2004.

The increase in research collaborative fees in Q1-2005 was mainly attributable to the increased research and development cost recovery of $2.7 million and increased project management fees of $0.7 million, as compared to $2.4 million and $0.4 million for Q1-2004, respectively. This was offset by a decrease in research service fees from UCB Farchim S.A from $0.2 million in Q1-2004 to $Nil in Q1-2005.

For the remainder of the current fiscal year, we expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas. We will also continue to receive project management fees and development cost reimbursements from Astellas.

Research and Development Expenditures
Research and development expenditures were $11.5 million for Q1-2005, as compared to $7.6 million for Q1-2004.

The increase of $3.9 million in research and development expenditures for Q1-2005, as compared to those incurred for Q1-2004, was primarily due to the expanded clinical development activities during the current quarter, with continuation or completion of three Phase III studies of RSD1235 (iv) (ACT 1, ACT 2 and ACT 3), one Phase II regulatory study (OPT-CHF), two Phase II proof-of-concept studies (EXOTIC-EF and LaPlata) of Oxypurinol, and two Phase I studies of RSD1235 (oral).

We expect our research and development expenditures for the current fiscal year to be higher than those incurred in fiscal 2004. The majority of the increase will be associated with our RSD1235 (iv) and RSD1235 (oral) projects.

The following provides a description of major clinical trial(s) and research and development expenditure for each of our projects:

RSD1235 (iv)
During Q1-2005, we worked with Astellas to complete the analysis of the ACT 1 results and continued our work on two additional Phase III clinical trials, ACT 2 and ACT 3.

The ACT 1 Study
In October 2004, we completed enrollment in ACT 1. The study looked at three sub-groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was carried out in 45 centers in the U.S., Canada and Scandinavia.

In December 2004 and February 2005, we announced top-line results for ACT 1. The full trial report will be presented in May 2005 at the Late Breaking Clinical Results section of the Heart Rhythm Society Meetings in New Orleans. The study showed that of the 237 patients with recent-onset atrial fibrillation, 52% of those receiving RSD1235 (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p < 0.001) . In those recent-onset atrial fibrillation patients dosed with RSD1235 (iv) who converted to normal heart rhythm, the median time to conversion was 11 minutes from the initiation of dosing. Of the 75 patients who converted to normal heart rhythm within 90 minutes of the initiation of dosing, 74 (99%) of them remained in normal rhythm for at least 24 hours. In the longer-term atrial fibrillation population, 8% of patients who were dosed with RSD1235 (iv) had their atrial fibrillation converted, as compared to 0% of placebo patients, a difference which was not statistically significant.

The top-line ACT 1 study data suggests that RSD1235 (iv) is also well-tolerated in the target patient population. In the 30 day interval following drug administration to these recent-onset patients, serious adverse events occurred in 18% of placebo patients and 13% of drug group patients. Potentially drug-related serious adverse events occurred in 0% of placebo patients and 1.4% of patients receiving RSD1235 (iv). There were no cases of drug-related Torsades de Pointes, a well-characterized arrhythmia which is an occasional side effect of many current anti-arrhythmia drugs. No patients needed to discontinue ACT 1 due to study drug, and there were no deaths attributed to RSD1235 (iv).

RSD1235 (iv) appears to be ineffective in converting atrial flutter patients to normal heart rhythms. Only one of 39 patients dosed with RSD1235 (iv) converted to normal heart rhythm, while 0 of 15 placebo patients converted to normal heart rhythm. In the 30 day interval following treatment administration, serious adverse events occurred in 27% of placebo patients and 18% of drug group patients. Potentially serious adverse drug-related events occurred in zero placebo patients and in two patients receiving RSD1235 (iv).

The ACT 2 Study
The ACT 2 study, initiated in March 2004, will enroll approximately 210 patients and will evaluate the efficacy and safety of RSD1235 (iv) in the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. The primary endpoint in this study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 3 Study
Our collaborative partner, Astellas initiated the ACT 3 study in July 2004. ACT 3 will enroll approximately 240 patients. Two groups of patients will be enrolled. The primary endpoint will be based on 160 patients with recent-onset atrial fibrillation or atrial flutter (in atrial fibrillation or atrial flutter longer than three hours but less than seven days). The study will also measure the safety and efficacy of RSD1235 (iv) in 80 longer-term atrial fibrillation patients (in atrial fibrillation more than seven days but less than 45 days).

Total research and development expenditures for this project were $6.9 million for Q1-2005, as compared to $4.6 million for Q1-2004. Also included in the increased expenditures were the costs associated with the manufacturing of stability batches of RSD1235 and clinical drug supplies. These stability batches will generate manufacturing data required for our potential NDA in later 2005 or early 2006. In accordance with our collaboration and license agreement with Astellas, overall RSD1235 (iv) expense recoveries of $3.4 million were recorded as research collaborative fees for Q1-2005, as compared to $2.8 million for Q1-2004.

We expect our research and development expenditures for this project to be higher for the current fiscal year than those incurred in fiscal 2004. The anticipated cost will relate to the final data analysis for ACT 1, ongoing ACT 2 study, completion of ACT 3 and preparation of new drug application.

The RSD1235 Oral Project
Following a proof of concept trial suggesting RSD1235 has oral bioavailability, with approximately 70% of the orally administrated RSD1235 found in the blood stream of the healthy volunteers who ingested the drug, we started our formulation work and pre-clinical toxicology testing in 2003. We completed our oral formulation work and began the testing of our formulations in healthy volunteers in fiscal 2004. We also continued to conduct pre-clinical toxicology testing on RSD1235 (oral) in fiscal 2004.

In September 2004, we initiated dosing of RSD1235 (oral) in 12 healthy volunteers in a Phase I formulation evaluation study in Europe. This study was an open-label, cross-over evaluation of two sustained release formulations of RSD1235 (oral) in comparison to an immediate release formulation of RSD1235 (oral). Based on the successful completion of the study in November 2004, we have chosen a controlled release formulation for further clinical development.

In November 2004, we initiated a food effect study. The objective of the study is to further evaluate the effect of food on the absorption of our controlled release formulation of RSD1235 in patients under both fed and fasted conditions. Based on the successful completion of the study in April 2005, the results confirmed that RSD1235 absorption is not significantly affected by food, suggesting that dosing need not be restricted according to meal time.

Total expenditure for the RSD1235 (oral) project increased substantially to $1.6 million for Q1-2005, as compared to $0.5 million for Q1-2004. The increase was the result of the increased operational activities associated with the series of Phase I clinical trials ongoing, manufacture of drug supplies, and pre-clinical toxicology testing work.

We expect our research and development expenditures for this project to be higher for the current fiscal year than those incurred in fiscal 2004 as we advance this project into Phase II clinical testing this year.

Oxypurinol for Congestive Heart Failure Project
During Q1-2005, we completed one of the three clinical studies applying Oxypurinol to the treatment of congestive heart failure, the La Plata study and analyzed the final clinical results of the EXOTIC-EF study. We also continued our work on the OPT-CHF study.

The OPT-CHF Study
OPT-CHF which was initiated in March 2003 finished its patient recruitment in December 22, 2004. The placebo-controlled study investigates the impact of 24 weeks of daily oral dosing of Oxypurinol (600 mg/day) on the clinical outcomes of an expected 405 moderate to severe symptomatic heart failure patients.

The study enrolled New York Heart Association class III and IV patients with ejection fractions less than or equal to 40%. All randomized patients have experienced at least one hospitalization or emergency room visit for heart failure in the previous 18 months, or had a new heart failure medication added to their drug regimen due to lack of medical stability.

The primary end point of the study is a composite that assigns all patients to one of three categories: improved, unchanged or worsened. Improvement consists of improvement in New York Heart Association class or improvement in patient global heart failure assessment. Worsening includes death, re-hospitalization or emergency clinic visit, requirement for acute change in medication, and other factors. We have completed patient recruitment and expect to report the results in the third quarter of 2005. If successful, we may initiate a Phase III clinical trial in 2006.

The EXOTIC-EF Study
In April 2005, we announced positive final results for an investigator-sponsored study, EXOTIC-EF. This open-label study, which was conducted in Europe, evaluated intravenous dosing of Oxypurinol in 20 catheterized congestive heart failure patients. The endpoints of this study were left-ventricle ejection fraction and cardiac oxygen consumption. The reported data covered all 18 patients who met the prospectively-defined entry criteria. Oxypurinol administration showed an average absolute 3.5% increase (p=0.0008) in LVEF relative to pre-dosing in the 18 patients who met the prospectively-defined entry criteria. This represents a 19.2% average relative increase in ejection fraction.

The LaPlata Study
This investigator-sponsored randomized, double-blinded, placebo controlled trial involved 28 days of oral dosing of Oxypurinol in Congestive Heart Failure patients with left-ventricle ejection fraction equal to less than 40% and class II-III congestive heart failure as rated by the New York Heart Association classification system. The trial enrolled a total of 60 patients, of whom 47 met the entry criteria. The remaining 13 patients enrolled had left ventricle ejection fractions exceeding 40%, as measured by blinded reading of echocardiograms upon completion of the study.

Following 28 days of oral daily dosing (600 mg/day), left-ventricle ejection fraction increased by 6.8% (p=0.017) relative to placebo in the 47 patients who met the prospectively-defined entry criteria. The 6.8% average absolute improvement over placebo represented an average relative increase in cardiac output of 22.6% for the patients receiving Oxypurinol. Improvement in the six minute walk was seen in both treatment groups. However, no statistically significant difference between the two groups was observed. No safety concerns were noted. These final results were announced in February 2005.

As expected, with multiple clinical trials ongoing, our expenditures for this project increased substantially. Research and development expenditures for this project were $2.9 million for Q1-2005, as compared to $1.6 million for Q1-2004.

We expect our research and development expenditures for this project for the current fiscal year to be comparable to those incurred in fiscal 2004 as we complete all of the above studies, including the 405-patients OPT-CHF study, this year.

Other Non-core Projects
Research expenditures for the Oxypurinol gout project decreased substantially to $0.1 million in Q1-2005 from $0.6 million in Q1-2004, following our decision to stop pursuing the allopurinol intolerant gout indication for Oxypurinol in 2004. These expenditures of $0.1 million in Q1-2005 were associated with our Compassionate Use Program for allopurinol intolerant gout patients. Expenditures associated with experimental research also declined to $Nil in Q1-2005 from $0.3 million in Q1-2004.

General and Administration Expenditures
General and administration expenditures for Q1-2005 were $1.9 million, as compared to $1.5 million for Q1-2004. The increase of $0.4 million in general and administration expenditures for Q1-2005, as compared to those incurred for Q1-2004, was largely attributable to the increase of $346,000 in business development expenditures associated with out-licensing and in-licensing activities. On a cumulative basis, we expect our general and administration expenditures for the current fiscal year to be comparable to those incurred in fiscal 2004.

Amortization
Amortization was $1.1 million for Q1-2005, as compared to $1.4 million for Q1-2004. The decrease in amortization for the current quarter was attributable to the reduced net book value of our intangible and other assets in q1-2005 following the write-down of intangible assets associated with the Oxypurinol gout project in September 2004.

Other Income (Expenses)
Interest and other income was $0.1 million for Q1-2005, which was comparable to the amount recorded for Q1-2004.

A net foreign exchange gain of $0.5 million was recorded for Q1-2005, as compared to a net foreign exchange gain of $0.2 million. The increase in net foreign exchange gain was mainly the result of the appreciation of U.S. dollar in comparison to the Canadian dollar since the end of fiscal 2004 on our U.S. dollar denominated investment portfolio, foreign currency receivables and foreign currency payables. We are exposed to market risk related to currency exchange rates in the U.S. and Europe because the majority of our clinical development expenditures are incurred in U.S. dollars and Euros. Some of these risks are offset by the reimbursements from Astellas in U.S. dollars.

Future Income Tax Recovery
Future income tax recovery was $1.7 million for Q1-2005, as compared to $0.5 million for Q1-2004. The increase in the recovery for the current quarter was due to the recognition of the tax benefits of the current quarter’s losses of the U.S. subsidiary.

Liquidity and Capital Resources
Sources and Uses of Cash
Our operational activities during Q1-2005 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative fees collected from Astellas, and the net proceeds from equity financing and exercise of stock options by employees. Cash provided by financing activities for Q1-2005 primarily consisted of the net proceeds of approximately $65 million received from the public offering completed in March 2005, as described in Note 4 of the interim consolidated financial statements, and the proceeds of $1.6 million received from the issuance of our common shares upon exercise of options. Cash provided by financing activities in Q1-2004 was mainly the proceeds of $1.7 million received from the issuance of our common shares upon exercise of share purchase warrants and options.

Cash provided by operating activities for Q1-2005 was $2.9 million, as compared to $3.6 million of cash used in operating activities for Q1-2004. The decrease was primarily due to the substantial increase in net changes in non-cash working capital items as a result of our receipt of US$6 million milestone payment from Astellas which was included in amounts receivable at December 31, 2004. The net cash inflows from changes in non-cash working capital was offset by the increased net loss as a result of the expanded operations in Q1-2005.

Cash used in investing activities for Q1-2005 was $8.8 million, as compared to $4.0 million of cash used in investing activities for Q1-2004. The increase was mainly due to the additional cash transferred to our short-term investments. The net purchase of short term investment increased to $8.3 million in Q1-2005 from $2.8 million in Q1-2004. This was offset by a decrease of investment in capital assets and patents.

As at March 31, 2005, we had working capital of $84.9 million, as compared to $26.8 million at December 31, 2004. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $93.5 million at March 31, 2005, as compared to $24.4 million at December 31, 2004.

Conference Call Notification

Cardiome will hold a teleconference and webcast today at 1:30 p.m. EST (10:30 a.m. PST). Please dial 1-888-280-8771 or 416-695-9720 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can be accessed through the “What’s New” section of Cardiome’s website at http://www.cardiome.com/new/index.php.

About Cardiome Pharma Corp.

Cardiome is a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases. Its current efforts are focused on the treatment of atrial arrhythmias and congestive heart failure.

For Further Information:
Don Graham
Director of Corporate Communication
Direct: (604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements contained in this press release relating to future results, events and expectation are forward-looking statements for purposes of the safe harbour provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements contained herein are based on the company's current expectations but they involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation, capital markets conditions and other risks detailed in our filings with the Securities and Exchange Commission available at http://www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements made herein speak only as of the date of this press release and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Balance Sheets	March 31, 2005	December 31, 2004
Cash and cash equivalents Short-term investments Amounts receivable Prepaid expenses	$68,485,418 24,978,502 6,878,531 1,216,347	$7,673,892 16,693,319 14,289,307 1,131,591
Total current assets Capital assets Intangible assets	101,558,798 2,780,106 24,973,217	39,788,109 2,687,290 25,851,072
Total assets	$129,312,121	$68,326,471
Current liabilities Long-term portion of deferred revenue Long-term portion of deferred leasehold inducement Future income tax liability Shareholders’ equity	$16,683,394 2,813,997 836,226 3,194,000 105,784,504	$12,968,960 4,015,106 859,984 4,918,000 45,564,421
Total liabilities and shareholders’ equity	$129,312,121	$68,326,471

	For the Three Months Ended
Statements of Loss and Deficit	March 31, 2005	March 31, 2004
Revenue Licensing fees Research collaborative fees	$1,202,113 3,407,719	$1,966,899 3,022,594
	4,609,832	4,989,493
Expenses Research and development General and administration Amortization	11,508,830 1,924,240 1,088,151	7,576,830 1,547,143 1,399,706
	14,521,221	10,523,679
Operating loss	(9,911,389)	(5,534,186
Other income Interest and other income Foreign exchange gain	114,197 465,343	131,487 190,879
	579,540	322,366
Loss before income taxes Future income tax recovery	(9,331,849) 1,724,000	(5,211,820) 485,000
Net loss for the period Deficit, beginning of period	$(7,607,849) (92,058,672)	$(4,726,820) (64,291,629)
Deficit, end of period	$(99,666,521)	$(69,018,449)
Basic and diluted loss per common share[1]	(0.18)	(0.13)

1 Basic and diluted loss per common share is based on the weighted average number of common shares outstanding during the period.